Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The People’s United Bank Human Resource Committee of the Board of Directors

Chittenden Corporation Incentive Savings and Profit Sharing Plan:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-140865, No. 333-142119 and No. 333-163873) of People’s United Financial, Inc. of our report dated March 30, 2010 with respect to the statements of net assets available for benefits of the Chittenden Corporation Incentive Savings and Profit Sharing Plan as of February 2, 2009 and December 31, 2008, and the related statements of changes in net assets available for benefits for the period ended February 2, 2009 and the year ended December 31, 2008, which report appears in the February 2, 2009 annual report on Form 11-K of the Chittenden Corporation Incentive Savings and Profit Sharing Plan.

/s/ KPMG LLP

Stamford, Connecticut

March 30, 2010